FEDERATED MANAGED POOL SERIES

                             Federated Investors Funds
                               5800 Corporate Drive
                        Pittsburgh, Pennsylvania 15237-7000
                                  March 24, 2006

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: FEDERATED MANAGED POOL SERIES (the "Registrant")
            Federated Corporate Bond Strategy Portfolio

            1933 Act File No. 333-128884
           1940 Act File No. 811-21822

Dear Ms. Stirling:

      Pursuant to our phone conversation of Thursday March 23, 2006 in regards to the above referenced Registrant, we are responding to your comment on the 485(a) filing for Federated Corporate Bond Strategy Portfolio.

      We have reviewed the current fee table disclosures made by SMA Relationship Trust (485BPOS filed on April 29, 2005 File Nos 811-21328 and 333-104218), which is managed by UBS Global Asset Management (US) Inc.; AIM Core Allocation Portfolio Series (497 filed on January 3, 2006 File Nos 811-21792 and 333-127335), which is managed by AIM Advisors, Inc.; BlackRock Bond Allocation Target Series (497 filed on February 6, 2006 File Nos 811-21457 and 333-109980), which is managed by BlackRock Advisors, Inc. and Fixed Income Shares (497 filed on March 3, 2006 File Nos 811-097212 and 333-92415), which is managed by PIMCO Advisors Fund Management LLC. (collectively the "Funds") In each case, we also reviewed the related investment advisory agreements.

      While each of the Funds include disclosure in the fee table that "the stated Management fee reflects the portion of the wrap fee attributable to the management of the fund", both UBS and AIM further disclose that the fee also includes the operating expenses of the fund that are paid by the adviser. The amount of reimbursed operating expenses is equal to the disclosed management fee; therefore, the "portion of the wrap fee attributable to the management of the fund" appears to be 0.00%. With respect to BlackRock, the stated management fee is 0.10% and, for PIMCO, it is 0.25% but there is no reference to reimbursed operating expenses. It is important to note that the UBS and BlackRock advisory contracts state that the adviser shall not receive a fee for its services; yet this concept is not made clear in the fee table disclosures, instead the disclosures refer to an irrevocable waiver. For AIM, the stated advisory fee in the contract is 0.23% and, for PIMCO, the stated advisory fee in the contract is 0.0175% yet these actual advisory fees do not appear to be disclosed in any manner in the fee table disclosure.

      We believe that our proposed disclosure which indicates that the approved advisory fee of the Fund as set forth in the advisory contract is zero and which sets forth the amount that the Fund would have charged if it were not used to implement certain fixed income strategies for separately managed accounts, wrap accounts and other investment accounts is more helpful to shareholders and presents a more accurate description of the fees approved by the Registrant's board than the disclosures given by the Funds as described above.

      Our proposed fee table disclosure and the relevant fee table disclosures and portions of the advisory contracts of the above-referenced Registrants are enclosed for your review.


If you have any questions on the enclosed material, please contact Diane Palmer at (412) 288-6812.

                                                Very truly yours,



                                                /s/ Kary A. Moore
                                                Kary A. Moore
                                                Attorney

Enclosures




WHAT ARE THE FUND'S FEES AND EXPENSES?


FEDERATED CORPORATE BOND STRATEGY PORTFOLIO FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.



Shareholder Fees
Fees Paid Directly From Your Investment
Maximum Sales Charge (Load) Imposed on Purchases (as a      None
percentage of offering price)
Maximum Deferred Sales Charge (Load) (as a percentage       None
of original purchase price or redemption proceeds, as
applicable)
Maximum Sales Charge (Load) Imposed on Reinvested           None
Dividends (and other Distributions) (as a percentage of
offering price)
Redemption Fee (as a percentage of amount redeemed, if      None
applicable)
Exchange Fee                                                None

Annual Fund Operating Expenses (Before Waivers and
Reimbursements)
Expenses That are Deducted From Fund Assets (as a
percentage of average net assets)
Management Fee(1)                                           None
Distribution (12b-1) Fee                                    None
Shareholder Services Fee                                    None
Other Expenses                                              0.49%
Total Annual Fund Operating Expenses                        0.49%
Total Waiver/Reimbursement of Fund Expenses                 0.49%
(contractual)
Total Actual Annual Fund Operating Expenses (after          0.00%
waivers and reimbursements)

------------------------------------------------------------------------------
1 The Adviser will not charge a fee for its advisory services to the Fund, however, if the Fund was not used as a vehicle to implement certain fixed income strategies for investors in separately managed accounts, other managed accounts or wrap fee programs, the Fund would normally charge a management fee of 0.40%. The Adviser has contractually agreed to reimburse all operating expenses, excluding extraordinary expenses, incurred by the Fund.
Shareholders must approve any change to the contractual reimbursements. The table shows the net expenses of the Fund as 0.00% reflecting the fact that the Fund is used to implement certain fixed income strategies that are offered to investors ("Eligible Investors") (a) in separately managed or wrap fee programs, who often pay a single aggregate fee to the wrap program sponsor for all costs and expenses of the wrap-fee programs (including investment management, custody and portfolio execution fees), and (b) in certain other separately managed accounts and discretionary investment accounts (collectively, "Eligible Accounts"). Shareholders of the Fund are strongly encouraged to read carefully the wrap fee brochure or other disclosures provided to them in connection with the shareholders'/Eligible Investors' wrap fee, separately managed or other discretionary investment accounts (i.e., the Eligible Accounts). These brochures and disclosures will contain information about the fees charged to the shareholders, as Eligible Investors, in connection with the shareholders' Eligible Accounts. These brochures and disclosures also will contain information about the fees paid or received by the wrap fee program sponsors, or other discretionary managers or other third parties, to or from the Adviser's affiliate, Federated Investment Counseling, or its affiliates, in connection with the shareholders'/Eligible Investors' Eligible Accounts. Shareholders pay no additional fees or expenses to purchase Shares of the Fund.


EXAMPLE


A prospectus would generally provide in this section an example that is intended to help shareholders compare the costs of investing in the fund with the costs of investing in other mutual funds over a variety of time periods. However, as indicated by the fee table above, the Adviser has agreed irrevocably to waive all fees and pay all operating expenses of the fund (except extraordinary expenses). As a result, a shareholder's costs of investing in the fund are expected to be zero every year.


prospectus would generally provide in this section an example that is intended to help shareholders compare the costs of investing in the fund with the costs of investing in other mutual funds over a variety of time periods. However, as indicated by the fee table above, the Adviser has agreed irrevocably to waive all fees and pay all operating expenses of the fund (except extraordinary expenses). As a result, a shareholder's costs of investing in the fund are expected to be zero every year.

                              SMA Relationship Trust

------------------------------------------------------------------------------
Expenses and Fee Tables


FEES AND EXPENSES These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

The tables and expense example reflect the fact that the net expenses of the Fund are 0.00%. The Fund is used only for investors who are clients of a wrap fee or certain other programs advised or sub-advised by UBS Global AM or its affiliates. Clients pay a wrap fee or similar fee to participate in such programs.

SHAREHOLDER TRANSACTION EXPENSES

Maximum Sales Charge (Load) Imposed on
Purchases (as a % of offering price)                                    None
Maximum Contingent Deferred Sales Charge (Load) (CDSC)
(as a % of offering price)                                              None

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets)
Management Fees*                                                        0.25%
Distribution and/or Service (12b-1) Fees                                0.00%
Other Expenses                                                          0.00%
                                                                        ------
Total Annual Fund Operating Expenses                                    0.25%
                                                                        ======

Fee Waiver/Expense Reimbursement**                                      0.25%
                                                                        ------
Net Expenses                                                            0.00%
                                                                        ======

*This amount reflects the portion of the wrap fee attributable to the management of the Fund (not the management of the entire wrap account). This amount also includes operating expenses of the Fund that are paid by UBS Global AM.

**The Advisor has agreed irrevocably to waive all fees and reimburse all expenses, except expenses incurred by the Fund with respect to extraordinary litigation.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods unless otherwise stated. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

        1 YEAR         3 YEARS         5 YEARS        10 YEARS
        ---------      ---------       ---------      ---------
        $0             $0              $0             $0

--------------------------------------------------------------------------------


Exhibit 99.d.1


                           INVESTMENT ADVISORY AGREEMENT


        AGREEMENT made this 8th day of October, 2003, by and between SMA Relationship Trust, a Delaware statutory trust (the "Trust"), and UBS Global Asset Management (US) Inc., a Delaware corporation (the "Advisor").

     1. DUTIES OF THE ADVISOR. The Trust hereby appoints the Advisor to act as investment advisor to Series M (the "Series") for the period and on such terms set forth in this Agreement. The Trust employs the Advisor to manage the investment and reinvestment of the assets of the Series, to continuously review, supervise and administer the investment program of the Series, to determine in its discretion the assets to be held uninvested, to provide the Trust with records concerning the Advisor's activities which the Trust is required to maintain, and to render regular reports to the Trust's officers and Board of Trustees concerning the Advisor's discharge of the foregoing responsibilities. The Advisor shall discharge the foregoing responsibilities subject to the control of the officers and the Board of Trustees of the Trust, and in compliance with the objectives, policies and limitations set forth in the Trust's Prospectus and Statement of Additional Information. The Advisor accepts such employment and agrees to render the services and to provide, at its own expense, the office space, furnishings, equipment and the personnel required by it to perform the services on the terms and for the compensation provided herein.

     2. PORTFOLIO TRANSACTIONS. The Advisor shall provide the Series with a trading department. The Advisor shall select, and with respect to the use of any sub-advisors, shall monitor the selection of, the brokers or dealers that will execute the purchases and sales of securities for the Series and is directed to use its best efforts to ensure that the best available price and most favorable execution of securities transactions for the Series are obtained. Subject to policies established by the Board of Trustees of the Trust and communicated to the Advisor, it is understood that the Advisor will not be deemed to have acted unlawfully, or to have breached a fiduciary duty to the Trust or in respect of the Series, or be in breach of any obligation owing to the Trust or in respect of the Series under this Agreement, or otherwise, solely by reason of its having caused the Series to pay a member of a securities exchange, a broker or a dealer a commission for effecting a securities transaction for the Series in excess of the amount of commission another member of an exchange, broker or dealer would have charged if the Advisor determines in good faith that the commission paid was reasonable in relation to the brokerage or research services provided by such member, broker or dealer, viewed in terms of that particular transaction or the Advisor's overall responsibilities with respect to the Series and to other funds and advisory accounts for which the Advisor or any Sub-Advisor, as defined in Section 8 hereof, exercises investment discretion. The Advisor will promptly communicate to the officers and trustees of the Trust such information relating to the Series transactions as they may reasonably request.

        3. COMPENSATION OF THE ADVISOR. The Advisor shall not receive a fee for the services rendered to the Series under this Agreement.


                           AIM Core Allocation Portfolio

FEE TABLE AND EXPENSE EXAMPLE
-------------------------------------------------------------------------------

The tables and expense example reflect the fact that the net expenses of the fund are 0.00%. The fund is used only for investors who are clients of a wrap fee or certain other programs advised or sub-advised by AIM or its affiliates. Clients pay a wrap fee or similar fee to participate in such programs.

FEE TABLE
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

SHAREHOLDER FEES
--------------------------------------------------------------

(fees paid directly from
your investment)
-----------------------------------------------
Maximum Sales Charge
(Load) Imposed on Purchases
(as a percentage of
offering price)                        None

Maximum Deferred
Sales Charge (Load)
(as a percentage of original
purchase price or redemption
proceeds, whichever is less)           None
-----------------------------------------------

ANNUAL FUND OPERATING EXPENSES
---------------------------------------------------------------

(expenses that are deducted
from fund assets)
----------------------------------------------------
Management Fees(1)                           0.23%

Distribution and/or
Service (12b-1) Fees                         0.00

Other Expenses                               0.00

Total Annual Fund
Operating Expenses                           0.23
Fee Waiver/Expense Reimbursement(2)          0.23
Net Expenses                                 0.00%
----------------------------------------------------

(1) This amount reflects the portion of the wrap fee attributable to the management of the fund (not the management of the wrap fee account). This amount also includes operating expenses of the fund that are paid by AIM or its affiliates.

(2) AIM has agreed irrevocably to waive all fees and pay all operating expenses, except extraordinary expenses.

EXPENSE EXAMPLE

A prospectus would generally provide in this section an example that is intended to help shareholders compare the costs of investing in the fund with the costs of investing in other mutual funds over a variety of time periods. However, as indicated by the fee table above, AIM has agreed irrevocably to waive all fees and pay all operating expenses of the fund (except extraordinary expenses). As a result, a shareholder's costs of investing in the fund are expected to be zero every year.

--------------------------------------------------------------------------------
                  FORM OF MASTER INVESTMENT MANAGEMENT AGREEMENT
                       AIM CORE ALLOCATION PORTFOLIO SERIES

                      MASTER INVESTMENT MANAGEMENT AGREEMENT


     THIS AGREEMENT is made this ____ day of _______ 2005, by and between AIM Core Allocation Portfolio Series, a Delaware statutory trust (the "Trust"), with respect to its series of shares shown on Schedule A attached hereto, as the same may be amended from time to time, and A I M Advisors, Inc., a Delaware corporation (the "Advisor"). RECITALS

     WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end, non-diversified management investment company;

     WHEREAS, the Advisor is registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), as an investment advisor and engages in the business of acting as an investment advisor;

     WHEREAS, the Trust's Agreement and Declaration of Trust (the "Declaration of Trust") authorizes the Board of Trustees of the Trust (the "Board of Trustees") to create separate series of shares of beneficial interest of the Trust, and as of the date of this Agreement, the Board of Trustees has created two separate series (such series and any other series hereafter added to the Trust being referred to collectively herein as the "Funds"); and

     WHEREAS, the Trust and the Advisor desire to enter into an agreement to provide for management and investment advisory services to the Funds upon the terms and conditions hereinafter set forth;

     NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

     1. Management Services. The Advisor shall provide to the Funds all management and advisory services necessary for operation of the Funds or obtain such management and advisory services for the Funds for the period and on the terms set forth in this Agreement. The Trust shall pay the Advisor, out of the assets of each Fund, as full compensation for all services rendered or obtained, an annual fee equal to 0.23% of the average daily assets of such Fund, computed in the manner used for the determination of the net asset value of shares of such Fund.

                      BlackRock Bond Allocation Target Series

BLACKROCK BOND ALLOCATION TARGET SHARES

ALTERNATIVES   BLACKROCK SOLUTIONS     EQUITIES    FIXED INCOME   LIQUIDITY
REAL ESTATE

BlackRock
Bond Allocation Target Shares
Expenses and Fees
The table below describes fees and expenses that you may pay if you buy and hold shares of the Portfolio. The table is based on expenses for the most recent fiscal year.

Annual Portfolio Operating Expenses(1)
(Expenses that are deducted from Portfolio assets):


Management fees*                                     0.10%

Other expenses                                       2.72%

Total annual operating expenses                      2.82%

Fee waiver/expense reimbursement**                   2.82%

Net expenses                                         0.00%

* This amount reflects the portion of the wrap or managed account fee attributable to the management of the Portfolio, and the amount under "Other expenses" reflects the approximate amount of operating expenses of the Portfolio which are paid or reimbursed by the investment advisor; see also Note 1 below.

**    The investment advisor has agreed irrevocably to waive all fees and reimburse all expenses, except extraordinary expenses incurred by the Portfolio.

(1) The table shows the net expenses of the Portfolio as 0.00%, reflecting the fact that the investment advisor is absorbing all expenses of operating the Portfolio, and is waiving or reimbursing any fees to the Portfolio (except extraordinary expenses). You should be aware, however, that the Portfolio is an integral part of wrap-fee or managed account programs. Typically, participants in these programs pay a single aggregate fee to the program sponsor for all costs and expenses of the wrap-fee or managed account programs including investment advice and portfolio execution. You should read carefully the wrap-fee or managed account brochure provided to you by your program sponsor or investment advisor. The brochure is required to include information about the fees charged by your program sponsor and the fees paid by your program sponsor to the Trust's investment advisor. You pay no additional fees or expenses to purchase or redeem shares of the Portfolio.



Example:

This example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. We are assuming that you invest $10,000 in the shares of the Portfolio for the time periods indicated, that your investment has a 5% return every year, that you reinvest dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                    1 Year      3 Years        5 Years        10 Years
                    $0          $0             $0             $0


--------------------------------------------------------------------------------

                          INVESTMENT MANAGEMENT AGREEMENT

     AGREEMENT, dated September     , 2004, between BlackRock Bond Allocation
Target Shares (the "Trust"), a Delaware statutory trust, and BlackRock Advisors, Inc. (the "Advisor"), a Delaware corporation.

     WHEREAS, Advisor has agreed to furnish investment advisory services to each Series of the Trust specified on Annex A hereto (each, a "Fund"), an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act");

     WHEREAS, this Agreement has been approved in accordance with the provisions of the 1940 Act, and the Advisor is willing to furnish such services upon the terms and conditions herein set forth;

     NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed by and between the parties hereto as follows:

     1. In General. The Advisor agrees, all as more fully set forth herein, to act as investment advisor to the Trust with respect to the investment of the assets of each of the Funds and to supervise and arrange for the day-to-day operations of each of the Funds and the purchase of securities for and the sale of securities held in the investment portfolio of each of the Funds.

     2. Duties and Obligations of the Advisor with Respect to Investment of Assets of the Trust. Subject to the succeeding provisions of this section and subject to the direction and control of the Trust's Board of Trustees, the Advisor shall (i) act as investment advisor for and supervise and manage the investment and reinvestment of the Trust's assets and in connection therewith have complete discretion in purchasing and selling securities and other assets for each of the Funds and in voting, exercising consents and exercising all other rights appertaining to such securities and other assets on behalf of each of the Funds; (ii) supervise continuously the investment program of the Trust and the composition of its investment portfolio; (iii) arrange, subject to the provisions of paragraph 4 hereof, for the purchase and sale of securities and other assets held in the investment portfolio of each of the Funds; and (iv) provide investment research to each of the Funds. The Advisor may delegate any of the forgoing services to any wholly owned affiliate of BlackRock, Inc. (or its successors).

     3. Reserved.

     4. Covenants. In the performance of its duties under this Agreement, the
Advisor:

          (1) shall at all times conform to, and act in accordance with, any requirements imposed by (i) the provisions of the 1940 Act and the Investment Advisers Act of 1940, as amended, and all applicable Rules and Regulations of the Securities and Exchange Commission (the "SEC"); (ii) any other applicable provision of law; (iii) the provisions of the Agreement and Declaration of Trust, as amended and restated, and By-Laws of the Trust, as such documents are amended from time to time; (iv) the investment objectives and policies of each Fund as set forth in the Trust's Registration Statement on Form N-1A; and (v) any policies and determinations of the Board of Trustees of the Trust;

          (2) will place orders either directly with the issuer or with any broker or dealer. Subject to the other provisions of this paragraph, in placing orders with brokers and dealers, the Advisor will attempt to obtain the best price and the most favorable execution of its orders. In placing orders, the Advisor will consider the experience and skill of the firm's securities traders as well as the firm's financial responsibility and administrative efficiency. Consistent with this obligation, the Advisor may select brokers on the basis of the research, statistical and pricing services they provide to the Trust and other clients of the Advisor. Information and research received from such brokers will be in addition to, and not in lieu of, the services required to be performed by the Advisor hereunder. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Advisor determines in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Advisor to the Trust and its other clients and that the total commissions paid by the Trust will be reasonable in relation to the benefits to the Trust over the long-term. In addition, the Advisor is authorized to take into account the sale of shares of the Trust in allocating purchase and sale orders for portfolio securities to brokers or dealers (including brokers and dealers that are affiliated with the Advisor), provided that the Advisor believes that the quality of the transaction and the commission are comparable to what they would be with other qualified firms. In no instance, however, will the Trust's securities be purchased from or sold to the Advisor, or any affiliated person thereof, except to the extent permitted by the SEC or by applicable law;

          (3) will maintain a policy and practice of conducting its investment advisory services hereunder independently of the commercial banking operations of its affiliates. When the Advisor makes investment recommendations for the Fund, its investment advisory personnel will not inquire or take into consideration whether the issuer of securities proposed for purchase or sale for the such Fund's account are customers of the commercial department of its affiliates; and

          (4) will treat confidentially and as proprietary information of the Trust all records and other information relative to each of the Funds, and each Fund's prior, current or potential shareholders, and will not use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where the Advisor may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Trust.

     5. Services Not Exclusive. Nothing in this Agreement shall prevent the Advisor or any officer, employee or other affiliate thereof from acting as investment advisor for any other person, firm or corporation, or from engaging in any other lawful activity, and shall not in any way limit or restrict the Advisor or any of its officers, employees or agents from buying, selling or trading any securities for its or their own accounts or for the accounts of others for whom it or they may be acting; provided, however, that the Advisor will undertake no activities which, in its judgment, will adversely affect the performance of its obligations under this Agreement.

     6. Books and Records. In compliance with the requirements of Rule 31a-3 under the 1940 Act, the Advisor hereby agrees that all records which it maintains for the Trust are the property of the Trust and further agrees to surrender promptly to the Trust any such records upon the Trust's request. The Advisor further agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act the records required to be maintained by Rule 31a-l under the 1940 Act.

     7. Agency Cross Transactions. From time to time, the Advisor or brokers or dealers affiliated with it may find themselves in a position to buy for certain of their brokerage clients (each an "Account") securities which the Advisor's investment advisory clients wish to sell, and to sell for certain of their brokerage clients securities which advisory clients wish to buy. Where one of the parties is an advisory client, the Advisor or the affiliated broker or dealer cannot participate in this type of transaction (known as a cross transaction) on behalf of an advisory client and retain commissions from one or both parties to the transaction without the advisory client's consent. This is because in a situation where the Advisor is making the investment decision (as opposed to a brokerage client who makes his own investment decisions), and the Advisor or an affiliate is receiving commissions from both sides of the transaction, there is a potential conflicting division of loyalties and responsibilities on the Advisor's part regarding the advisory client. The Securities and Exchange Commission has adopted a rule under the Investment Advisers Act of 1940, as amended, which permits the Advisor or its affiliates to participate on behalf of an Account in agency cross transactions if the advisory client has given written consent in advance. By execution of this Agreement, the Trust authorizes the Advisor or its affiliates to participate in agency cross transactions involving an Account. The Trust may revoke its consent at any time by written notice to the Advisor.

     8. Expenses. During the term of this Agreement, the Advisor will bear all costs and expenses of its employees and any overhead incurred in connection with its duties hereunder and shall bear the costs of any salaries or trustees fees of any officers or trustees of the Trust who are affiliated persons (as defined in the 1940 Act) of the Advisor. In addition, the Advisor will be responsible for the payment of, or reimburse the Trust for, all fees and expenses incurred by the Trust, except fees and expenses incurred by the Trust with respect to extraordinary expenses.

     9. Compensation of the Advisor. The Investment Advisor shall not receive an advisory fee for the investment advisory or other services that it provides to the Trust pursuant to this Agreement.

                                Fixed Income Shares

FEES AND        These tables describe the fees and expenses you may pay if you
EXPENSES        buy and hold shares of the Portfolio:(1)
OF THE PORTFOLIO

            SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)



               Maximum Sales Charge (Load) Imposed on            Maximum Contingent Deferred Sales Charge (Load)
               Purchases (as a percentage of offering price)     (as a percentage of original purchase price)
----------------------------------------------------------------------------------------------------------
FISH: Series C  0%                                                 0%

----------------------------------------------------------------------------------------------------------


ANNUAL PORTFOLIO OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM PORTFOLIO ASSETS)



                                    Distribution                   Total Annual       Fee Waiver/
                                    and/or Service     Other       Portfolio          Expense             Net
                 Advisory Fees*    (12b-1) Fees        Expenses*   Operating Expenses Reimbursements**    Expenses
-------------------------------------------------------------------------------------------------------------

FISH: Series C   0.25%              0%                 0.07%*       0.32%              0.32%              0%

------------------------------------------------------------------------------------------------------------------


* The amount under "Advisory Fees" reflects the approximate portion of the "wrap fee" attributable to the management of the Portfolio (not the management of the entire "wrap-fee" program), and the amount under "Other Expenses" reflects the approximate amount of operating expenses of the Portfolio which are paid for by the Manager or its affiliates. See Note 1 below.

** The Manager has agreed irrevocably to waive all fees and pay or reimburse all expenses of the Portfolio, except extraordinary expenses.

EXAMPLES: The Examples are intended to help you compare the cost of investing in shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the shares of the Portfolio for the time periods indicated and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating examples remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

           Example: With or without redemption at the end of each period

                  YEAR 1      YEAR 3         YEAR 5           YEAR 10
   --------------------------------------------------------------
FISH: Series C    $0          $0             $0               $0
   --------------------------------------------------------------

(1) The tables show net expenses of the Portfolio as 0%, reflecting the fact that the Manager or its affiliates are absorbing all expenses of operating the Portfolio, and the Manager and PIMCO do not charge any fees to the Portfolio (which may be viewed as an effective waiver). You should be aware, however, that the Portfolio is an integral part of "wrap-fee" programs, including those sponsored by investment advisers and broker-dealers unaffiliated with the Portfolio, the Manager or PIMCO. Participants in these programs pay a "wrap" fee to the sponsor of the program. You should read carefully the wrap-fee brochure provided to you by the sponsor or your investment adviser. The brochure is required to include information about the fees charged to you by the sponsor and the fees paid by the sponsor to PIMCO and its affiliates. You pay no additional fees or expenses to purchase shares of the Portfolio.

--------------------------------------------------------------------------------

                     ADDENDUM TO INVESTMENT ADVISORY AGREEMENT


                                Fixed Income Shares
                            1345 Avenue of the Americas
                             New York, New York 10105

                                   April 2, 2004

PIMCO Advisors Fund Management LLC
1345 Avenue of the Americas
New York, New York 10105


        RE: FISH: Series R

Ladies and Gentlemen:

     This will confirm the agreement between the undersigned (the "Trust") and PIMCO Advisors Fund Management LLC (the "Adviser") as follows:

     1. The Trust is an open-end management investment company organized as a Massachusetts business trust and consisting of such separate investment portfolios as have been or may be established by the Trustees of the Trust from time to time. FISH: Series R (the "New Fund") is a separate investment portfolio of the Trust.

     2. The Trust and the Adviser have entered into a Novation Agreement dated February 26, 2002, pursuant to which the Adviser agreed to assume the duties of Allianz Dresdner Asset Management of America L.P. (the "Prior Adviser") under an Investment Advisory Agreement dated March 16, 2000 (as novated and further amended from time to time, the "Agreement") between the Prior Adviser and the Trust, to provide investment advisory and other services specified in the Agreement, and the Adviser has accepted such employment.

     3. As provided in paragraph 1 of the Agreement, the Trust hereby appoints the Adviser to serve as Investment Adviser with respect to the New Fund, and the Adviser accepts such appointment, the terms and conditions of such employment to be governed by the Agreement, which is hereby incorporated herein by reference.

     4. The Adviser shall receive no investment advisory or other fee from the Trust for the services provided on behalf of the New Fund under this Addendum and the Agreement.

     5. This Addendum and the Agreement shall take effect with respect to the New Fund as of the date hereof, and shall remain in effect, unless sooner terminated as provided in the Agreement and herein, with respect to the New Fund for a period of two years following such date.